SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO/A
Amendment No. 1 to
Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
El Paso Corporation
(Name of Subject Company (issuer))
El Paso Corporation
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Zero Coupon Convertible Debentures due February 28, 2021
(Title of Class of debentures)
28336LAA7 and 28336LAC3
(CUSIP Numbers of Class of debentures)
Robert W. Baker, Esq.
El Paso Building
1001 Louisiana Street
Houston, Texas 77002
(713) 420-2600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)
Copy to:
G. Michael O’Leary
Andrews Kurth LLP
600 Travis, Suite 4200
Houston, Texas 77002
(713) 220-4200
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$615,196,444.15	$65,826.02

(1)	For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the Zero Coupon Convertible Debentures due February 28, 2021, as described herein, is $552.07 per $1,000 principal amount at maturity outstanding. As of January 26, 2006, there was $1,114,345,000 aggregate principal amount at maturity outstanding, resulting in an aggregate purchase price of $615,196,444.15.

(2)	The amount of the filing fee equals $107.00 per $1 million of the value of the transaction.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amounts Previously Paid	Form or Registration Number	Filing Party	Date Filed
$ 59,400	S-8 (Reg. No. 333-82506)	El Paso Corporation	February 11, 2002
$ 4,000	S-8 (Reg. No. 333-64236)	El Paso Corporation	June 29, 2001
$2,426.02	Schedule TO (File No. 005-55241)	El Paso Corporation	January 27, 2006
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
               Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
               Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. Summary Term Sheet
ITEM 4. Terms of the Transaction
SIGNATURE

EXPLANATORY NOTE
     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Original Schedule TO”) originally filed on January 27, 2006 by El Paso Corporation, a Delaware corporation (“El Paso”), relating to El Paso’s offer to repurchase the Zero Coupon Convertible Debentures due February 28, 2021 that were issued by El Paso (the “Debentures”), as more fully described in the Company Notice dated January 27, 2006, a copy of which was filed as Exhibit (a)(1)(A) to the Original Schedule TO, and the related offer materials filed as Exhibits (a)(1)(B) to (a)(1)(E) to the Original Schedule TO. Except as otherwise indicated, the information set forth in the Original Schedule TO remains unchanged.
ITEM 1. Summary Term Sheet.
     Item 1 of the Original Schedule TO, which incorporates by reference the information contained in the Company Notice (including under the caption “Summary Term Sheet” on pages 1 through 3 thereof) and related offer materials, is hereby amended and supplemented as set forth below.
     (1) The paragraph appearing on page 1 of the Company Notice under the heading “Summary Term Sheet — Why is El Paso making the offer?” is hereby amended and restated in its entirety to read as follows:
“El Paso is required to make the offer under the terms of the Indenture and the Debentures. The Indenture and the Debentures provide that El Paso is obligated to purchase on February 28, 2006 all Debentures validly surrendered for purchase and not withdrawn, at the holder’s option, prior to the expiration of the Option. (Page 4)”
     (2) The paragraph appearing on page 2 of the Company Notice under the heading “Summary Term Sheet — If I surrender, when will I receive payment for my Debentures?” is hereby amended and restated in its entirety to read as follows:
“El Paso will accept for payment all validly surrendered Debentures immediately upon expiration of the Option. El Paso will forward to the Paying Agent, before 11:00 a.m., New York City time, on March 1, 2006, the appropriate amount of cash required to pay the total Purchase Price for the validly surrendered Debentures, and the Paying Agent will promptly distribute the cash to the holders. Notwithstanding the foregoing, in accordance with Rule 13e-4(f)(5) promulgated by the Securities and Exchange Commission, El Paso will either pay the Purchase Price for, or return, any tendered Debentures promptly after the expiration of the Option. (Page 7)”
ITEM 4. Terms of the Transaction.
     Item 4 of the Original Schedule TO, which incorporates by reference the information contained in the Company Notice (including under the caption “Important Information Concerning the Option — 5. Payment for Surrendered Debentures” on page 7 thereof) and related offer materials, is hereby amended and supplemented as set forth below.
     (1) The first paragraph appearing on page 7 of the Company Notice under the heading “Important Information Concerning the Option — 5. Payment for Surrendered Debentures” is hereby amended and restated in its entirety to read as follows:
“El Paso will forward to the Paying Agent, before 11:00 a.m., New York City time, on March 1, 2006, the appropriate amount of cash required to pay the total Purchase Price for the Debentures validly surrendered for purchase and not withdrawn, and the Paying Agent will promptly distribute the cash to the holders. Each holder of a beneficial interest in the Debentures that has properly delivered such beneficial interest for purchase by El Paso through DTC and not validly withdrawn such delivery before the expiration of the Option, will receive the Purchase Price promptly after such distribution. Notwithstanding the foregoing, in accordance with Rule 13e-4(f)(5) promulgated by the Securities and Exchange Commission, El Paso will either pay the Purchase Price for, or return, any tendered Debentures promptly after the expiration of the Option.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2006

EL PASO CORPORATION
By:	/s/ John J. Hopper
	Name:	John J. Hopper
	Title:	Vice President and Treasurer

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